FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of May 2011

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Attached hereto and incorporated by reference herein are the following documents:

1.	Press release issued by the Registrant on, and dated, May 12, 2011, and entitled “Orbotech Announces First Quarter 2011 Results and Updates Guidance”.

2.	Registrant’s Condensed Consolidated Balance Sheets at March 31, 2011.

3.	Registrant’s Condensed Consolidated Statements of Income for the Three Month Period ended March 31, 2011.

4.	Registrant’s Condensed Consolidated Statements of Cash Flows for the Three Month Period ended March 31, 2011.

5.	Registrant’s Reconciliation of GAAP to non-GAAP Results from Continuing Operations for the Three Month Period ended March 31, 2011.

*            *             *            *            *            *

The information on this Form 6-K, including the exhibits attached hereto, shall not be deemed ‘filed’ for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

FOR IMMEDIATE RELEASE

ORBOTECH ANNOUNCES FIRST QUARTER 2011 RESULTS AND UPDATES GUIDANCE

•	2011 first quarter:

•	Revenues: $134.2 million, up 34% from last year

•	GAAP net income per share: $0.31 per share (diluted)

•	GAAP net income from continuing operations per share: $0.30 per share (diluted), up from $0.10 last year

•	Non-GAAP net income from continuing operations per share: $0.42 per share (diluted), up from $0.24 last year

•	Operating margin: 11.2%, up from 6.9% last year

•	Operating cash generated from continuing operations: $7.9 million.

•	2011 second quarter and full year guidance:

•	Second quarter 2011 revenues: $150 - $160 million

•	2011 revenues: approximately $560 - 580 million

•	2011 GAAP net income margin: 10% of revenues, or $1.53 - $1.58 per share (diluted)

•	2011 Non-GAAP net income margin: 12.5% of revenues, or $1.90 - $2.00 per share (diluted)

YAVNE, ISRAEL — May 12, 2011 — ORBOTECH LTD. (NASDAQ/GSM SYMBOL: ORBK) today announced its consolidated financial results for the first quarter ended March 31, 2011.

Commenting on the strong quarter, Rani Cohen, President and Chief Executive Officer, said: “Our solid performance in the first quarter of 2011 reflects our position as a leading supplier of enabling and essential tools for the production of advanced and sophisticated electronic devices. During the quarter, we achieved several important new product milestones. We received acceptances of our new Generation 8 EVision FPD-AOI system. We also made initial deliveries of our Emerald-100 UV laser drilling solution for high-end PCBs and IC substrates, a system which is capable of achieving significantly higher drill speeds and superior accuracy than other currently available solutions. Additionally, we received the first order for our newly-developed product for the deposition of anti-reflective coating on crystalline silicon photovoltaic wafers for solar energy panels, and we expect to recognize revenue from this product early in 2012. We believe that this quarter is indicative of what we expect to be a successful year for the Company.”

Revenues for the first quarter of 2011 totaled $134.2 million, compared to $128.4 million in the fourth quarter, and $100.0 million in the first quarter, of 2010. GAAP net income for the first quarter of 2011 was $11.2 million, or $0.31 per share (diluted), compared to GAAP net income of $4.0 million, or $0.11 per share (diluted) for the fourth quarter of 2010 and GAAP net income of $1.6 million, or $0.05 per share (diluted), in the first quarter of 2010. GAAP net income from continuing operations for the first quarter of 2011 was $11.1 million, or $0.30 per share (diluted), compared to GAAP net income from continuing operations of $6.0 million, or $0.17 per share (diluted) for the fourth quarter of 2010 and GAAP net income from continuing operations of $3.6 million, or $0.10 per share (diluted), in the first quarter of 2010.

Non-GAAP net income from continuing operations for the first quarter of 2011 was $15.2 million, or $0.42 per share (diluted), compared to non-GAAP net income from continuing operations of $8.5 million, or $0.24 per share (diluted), in the first quarter of 2010. A reconciliation of each of the Company’s non-GAAP measures to the comparable GAAP measure is included at the end of this press release.

The strong trend in demand for tablets, smartphones and other electronic devices continued into the first quarter of 2011, leading to strong demand for the Company’s printed circuit board (“PCB”) inspection and production solutions, in particular its laser direct imaging tools. The Company believes that direct imaging systems will continue to be one of the main growth drivers in 2011, and expects to sell in excess of 170 such systems during the year, compared with the 107 systems sold in 2010.

Turning to the flat panel display (“FPD”) industry, while some manufacturers are considering the timing of their investments in new fabrication plants, others continue to pursue the build-up of new manufacturing plants in China. Elsewhere, FPD manufacturers are continuing their investments in facilities for small-to-mid size panels and in new technologies. The recent acceptances of the Company’s new Generation 8 EVision FPD-AOI system, together with its latest array checker and array saver systems, have positioned the Company to continue to provide best-in-class and optimum solutions for manufacturers of FPDs of all dimensions and technologies.

Sales of equipment to the PCB industry were $57.0 million in the first quarter of 2011, compared to $50.1 million in the fourth quarter of 2010, and $38.3 million in the first quarter of 2010. Sales of equipment to the FPD industry were $43.2 million, compared to $42.7 million in the fourth quarter of 2010, and $33.9 million in the first quarter of last year. Sales of character recognition products were $1.4 million in the first quarter of 2011, compared to $2.5 million in the fourth quarter of 2010, and $1.5 million recorded in the first quarter of 2010. In addition, service revenue for the first quarter of 2011 was $32.6 million, compared to $33.1 million in the fourth quarter of 2010, and $26.2 million in the first quarter of 2010.

The Company completed the quarter with cash, cash equivalents, short-term bank deposits and marketable securities of approximately $195.1 million and debt of $120 million, compared with cash, cash equivalents and marketable securities of approximately $184.8 million and debt of $128 million at the end of the fourth quarter of 2010. The Company generated cash of $7.9 million from continuing operations in the first quarter of 2011.

In April 2011, the Company entered into a conditional agreement for a management buyout of Orbotech Medical Denmark A/S. As a result of the Company’s earlier commitment to divest this entity by the end of 2011, which culminated in this agreement, and of the previously announced agreement for the sale of the assets of Orbotech Medical Solutions Ltd., both of these companies had been classified as discontinued operations. This is reflected in the financial data for the first quarter of 2011, as well as in certain financial data for previous fiscal years provided in the Company’s 2010 Annual Report and Financial Statements, which were re-cast accordingly. These transactions are not expected to impact the Company’s cash flow from operating activities in any material respect.

The Company is also pleased to announce the appointment of Mr. Doron Abramovitch to the position of Corporate Vice President and Chief Financial Officer, effective as of May 1, 2011. Commenting on this appointment, Rani Cohen said: “Doron brings to Orbotech extensive experience in both finance and operations and will be a very strong addition to the Company’s management team.”

To date, there has not been any impact on the Company’s business as a result of the recent events in Japan, although there may be in the future, and the Company will continue to monitor this closely.

An earnings conference call for the Company’s first quarter 2011 results is scheduled for Thursday, May 12, 2011, at 9:00 a.m. EST. The dial-in number for the conference call is 212-287-1850, and a replay will be available on telephone number 203-369-1832 until May 27 2011. The pass code is Q1. A live web cast of the conference call and a replay can also be heard by accessing the investor relations section on the Company’s website at www.orbotech.com.

About Orbotech Ltd.

Orbotech Ltd. (NASDAQ/GSM: ORBK) has been at the cutting edge of the electronics industry supply chain, as an innovator of enabling technologies used in the manufacture of the world’s most sophisticated consumer and industrial products, for over 30 years. The Company is a leading provider of yield-enhancing and production solutions, primarily for manufacturers of printed circuit boards and flat panel displays; and today, virtually every electronic device is produced using Orbotech technology. The Company also applies its core expertise and resources in other advanced technology areas, including character recognition for check and forms processing and solar photovoltaic manufacturing. Headquartered in Israel and operating from multiple locations internationally, Orbotech’s highly talented and inter-disciplinary professionals design, manufacture, sell and service the Company’s end-to-end portfolio of solutions for the benefit of customers the world over. For more information visit www.orbotech.com.

Cautionary Statement Regarding Forward-Looking Statements and Non-GAAP Financial Measures

Except for historical information, the matters discussed in this press release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to its operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected including, without limitation, cyclicality in the industries in which the Company operates, the Company’s production capacity, timing and occurrence of product acceptance, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices, the impact of the recent events in Japan and other risks detailed in the Company’s SEC reports, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2010. The Company assumes no obligation to update the information in this press release to reflect new information, future events or otherwise, except as required by law.

COMPANY CONTACTS:
Adrian Auman	Michelle Harnish
Corporate Vice President Investor Relations	Marketing Communications Manager
and Special Projects	Orbotech, Inc.
Orbotech Ltd.	+1-978-901-5120
+972-8-942-3560

ORBOTECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

AT MARCH 31, 2011

	March 31 2011	December 31 2010

	U.S. dollars in thousands
Assets

CURRENT ASSETS:
Cash and cash equivalents	191,232	179,503
Short-term bank deposits	2,780	2,780
Accounts receivable:
Trade	165,312	153,518
Other	30,964	29,919
Deferred income taxes	6,252	5,913
Inventories	114,188	112,812
Assets of discontinued operations	2,774	12,351

Total current assets	513,502	496,796

INVESTMENTS AND NON-CURRENT ASSETS:
Marketable securities	1,052	2,549
Funds in respect of employee rights upon retirement	12,950	13,017
Deferred income taxes	11,060	12,679
Other	29	29

	25,091	28,274

PROPERTY, PLANT AND EQUIPMENT, net	24,072	24,842

GOODWILL	12,034	12,034

OTHER INTANGIBLE ASSETS, net	63,324	66,395

	638,023	628,341

Liabilities and equity

CURRENT LIABILITIES:
Current maturities of long-term bank loan	32,000	32,000
Accounts payable and accruals:
Trade	32,262	26,535
Other	52,003	55,290
Deferred income	25,848	24,421
Liabilities of discontinued operations	3,115	2,172

Total current liabilities	145,228	140,418

LONG-TERM LIABILITIES:
Long-term bank loan	88,000	96,000
Liability for employee rights upon retirement	27,138	27,501
Deferred income taxes	2,188	2,188
Other tax liabilities	12,572	12,679

Total long-term liabilities	129,898	138,368

Total liabilities	275,126	278,786

EQUITY:
Share capital	1,768	1,758
Additional paid-in capital	177,054	174,940
Retained earnings	238,005	226,809
Accumulated other comprehensive income	1,476	1,454

	418,303	404,961
Less treasury shares, at cost	(57,192)	(57,192)

Total Orbotech Ltd. shareholders’ equity	361,111	347,769
Non-controlling interest	1,786	1,786

Total equity	362,897	349,555

	638,023	628,341

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2011

	3 months ended March 31		12 months ended December 31
	2011	2010	2010
	U.S. dollars in thousands (except per share data)

REVENUES	134,211	99,987	529,355

COST OF REVENUES	78,516	57,901	312,901

GROSS PROFIT	55,695	42,086	216,454

RESEARCH AND DEVELOPMENT COSTS — net	20,229	17,110	78,327

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	17,354	14,509	66,264

AMORTIZATION OF INTANGIBLE ASSETS	3,071	3,544	14,176

OPERATING INCOME	15,041	6,923	57,687

FINANCIAL EXPENSES — net	2,123	2,391	7,284

INCOME FROM CONTINUING OPERATIONS BEFORE TAXES ON INCOME	12,918	4,532	50,403

TAXES ON INCOME	1,830	998	7,397

NET INCOME FROM CONTINUING OPERATIONS	11,088	3,534	43,006

INCOME (LOSS) FROM DISCONTINUED OPERATIONS, NET OF TAX	108	(1,940)	(8,717)

NET INCOME	11,196	1,594	34,289

NET INCOME (LOSS) ATTRIBUTABLE TO THE NON-CONTROLLING INTEREST	—	(17)	144

NET INCOME ATTRIBUTABLE TO ORBOTECH LTD.	11,196	1,611	34,145

AMOUNTS ATTRIBUTABLE TO ORBOTECH LTD.:
INCOME FROM CONTINUING OPERATIONS	11,088	3,551	42,862
INCOME (LOSS) FROM DISCONTINUED OPERATIONS, NET OF TAX	108	(1,940)	(8,717)

NET INCOME ATTRIBUTABLE TO ORBOTECH LTD.	11,196	1,611	34,145

EARNINGS PER SHARE:
INCOME FROM CONTINUING OPERATIONS:
BASIC	$0.31	$0.10	$1.23

DILUTED	$0.30	$0.10	$1.20

NET INCOME ATTRIBUTABLE TO ORBOTECH LTD.:
BASIC	$0.32	$0.05	$0.98

DILUTED	$0.31	$0.05	$0.95

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS PER SHARE — IN THOUSANDS:
BASIC	35,229	34,819	34,911

DILUTED	36,458	35,641	35,778

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2011

	3 months ended March 31		12 months ended December 31
	2011	2010	2010
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	11,196	1,594	34,289
Adjustment to reconcile net income to net cash provided by (used in) operating activities:
Loss (income) from discontinued operations	(108)	1,940	8,717
Depreciation and amortization	5,090	4,437	23,665
Compensation relating to equity awards granted to employees and others — net	1,057	1,376	4,725
Increase (decrease) in liability for employee rights upon retirement	(363)	606	2,589
Deferred income taxes	1,280	1,524	(3,866)
Loss (gain) from sales and write down of marketable securities	157	(46)	1,252
Other, including capital loss (gain)		5	(1,147)
Increase in accounts receivable:
Trade	(11,794)	(8,096)	(5,755)
Other	(1,084)	(221)	(4,673)
Increase (decrease) in accounts payable and accruals:
Trade	5,727	6,766	1,434
Deferred income and other	(1,931)	(3,345)	15,870
Increase in inventories	(1,376)	(3,981)	(19,018)

Net cash provided by operating activities—continuing operations	7,851	2,559	58,082
Net cash provided by (used in) operating activities—discontinued operations	864	(1,002)	(8,972)

Net cash provided by operating activities	8,715	1,557	49,110

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of property, plant and equipment	(1,249)	(720)	(6,752)
Placement of bank deposits			(2,780)
Sales of marketable securities	1,340		6,742
Proceeds from disposal of property, plant and equipment			20
Decrease (increase) in funds in respect of employee rights upon retirement	67	(457)	(617)

Net cash provided by (used in) investing activities — continuing operations	158	(1,177)	(3,387)
Net cash provided by (used in) investing activities — discontinued operations	9,155	(5)	(268)

Net cash provided by (used in) investing activities	9,313	(1,182)	(3,655)

CASH FLOWS FROM FINANCING ACTIVITIES:

Repayment of long-term bank loan	(8,000)	(8,000)	(32,000)
Employee stock options exercised	1,067		902
Acquisition of non-contolling interest			(511)

Net cash used in financing activities	(6,933)	(8,000)	(31,609)

Currency translation adjustments on cash and cash equivalents	26	(178)	(220)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	11,121	(7,803)	13,626

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	180,859	167,233	167,233

CASH AND CASH EQUIVALENTS AT END OF PERIOD	191,980	159,430	180,859

LESS — CASH AND CASH EQUIVALENTS OF DISCONTINUED OPERATIONS AT END OF PERIOD	748	727	1,356

CASH AND CASH EQUIVALENTS OF CONTINUING OPERATIONS AT END OF PERIOD	191,232	158,703	179,503

ORBOTECH LTD.

RECONCILIATION OF GAAP TO NON-GAAP RESULTS FROM CONTINUING OPERATIONS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2011

	3 months ended March 31		12 months ended December 31
	2011	2010	2010
	U.S. dollars in thousands (except per share data)

Reported net income attributable to Orbotech Ltd. on GAAP basis	11,196	1,611	34,145

Non-operating income (expenses):
Financial expenses — net	(2,123)	(2,391)	(7,284)
Taxes on income	(1,830)	(998)	(7,397)
Net loss (income) attributable to the non-controlling interest	—	17	(144)
Income (loss) from discontinued operations*	108	(1,940)	(8,717)

	(3,845)	(5,312)	(23,542)

Reported operating income on GAAP basis	15,041	6,923	57,687

Equity based compensation expenses	1,057	1,376	4,725
Amortization of intangible assets	3,071	3,544	14,176

Non-GAAP operating income	19,169	11,843	76,588

Non-operating expenses	(3,845)	(5,312)	(23,542)
Income (loss) from discontinued operations*	108	(1,940)	(8,717)

Non-GAAP net income from continuing operations	15,216	8,471	61,763

Non-GAAP earnings per diluted share	$0.42	$0.24	$1.73

Shares used in earnings per diluted share calculation-in thousands	36,458	35,641	35,778

*	The loss from discontinued operations, net of tax, was attributable to the re-classification during 2010 of OMS and OMD as discontinued operations.

Non-GAAP net income, non-GAAP net income from continuing operations and non-GAAP net income from continuing operations per share detailed in the Reconciliation exclude charges, income or losses, as applicable, related to one or more of the following: (i) equity-based compensation expenses; (ii) certain items associated with acquisitions, including amortization and impairment of intangibles; and/or (iii) our discontinued operations. Management uses these non-GAAP measures to evaluate the Company’s operating and financial performance in light of business objectives and for planning purposes. These measures are not in accordance with GAAP and may differ from non-GAAP methods of accounting and reporting used by other companies. Orbotech believes that these measures enhance investors’ ability to review the Company’s business from the same perspective as the Company’s management and facilitate comparisons with results for prior periods. The presentation of this additional non-GAAP information should not be considered in isolation or as a substitute for net income , net income attributable to Orbotech Ltd. or earnings per share prepared in accordance with GAAP, and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. For a detailed explanation of the adjustments made to comparable GAAP measures, the reasons why management uses these measures, the usefulness of these measures and the material limitations on the usefulness of these measures please see the Reconciliation.

To supplement the Company’s financial results presented on a GAAP basis, the Company uses the non-GAAP measures indicated in the Reconciliation, which exclude equity based compensation expenses, amortization of intangible assets, in-process research and development charges and impairment and restructuring charges, as well as certain financial expenses and non-recurring income items that are believed to be helpful in understanding and comparing past operating and financial performance with current results. However, the non-GAAP measures presented are subject to limitations as an analytical tool because they do not include certain recurring items as described below and because they do not reflect certain cash expenditures that are required to operate the Company’s business, such as interest expense and taxes. Accordingly, these non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. Management regularly utilizes supplemental non-GAAP financial measures internally to understand, manage and evaluate the Company’s business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Non-GAAP financial measures reflect adjustments based on the following items, as well as the related income tax effects.

The effect of equity-based compensation expenses has been excluded from the non-GAAP measures. Although equity-based compensation is a key incentive offered to employees, and the Company believes such compensation contributed to the revenues earned during the periods presented and also believes it will contribute to the generation of future period revenues, the Company continues to evaluate its business performance excluding equity based compensation expenses. Equity-based compensation expenses will recur in future periods.

The effects of amortization of intangible assets have also been excluded from the measures. This item is inconsistent in amount and frequency and is significantly affected by the timing and size of acquisitions. Investors should note that the use of intangible assets contributed to revenues earned during the periods presented and will contribute to future period revenues as well. Amortization of intangible assets will recur in future periods and the Company may be required to record additional impairment charges in the future. The Company believes that it is useful for investors to understand the effects of these items on total operating expenses. For more information about these items, see the Reconciliation and the Company’s Annual Report on Form 20-F filed with the SEC for the year ended December 31, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD. (Registrant)

By:	/s/ Amichai Steimberg
Amichai Steimberg Chief Operating Officer

Date:	May 16, 2011